United States securities and exchange commission logo





                              November 7, 2022

       Scott Sobie
       President and Chief Executive Officer
       Hammerhead Energy Inc.
       Suite 2700, 525-8th Avenue SW,
       Calgary, Alberta, T2P 1G1

                                                        Re: Hammerhead Energy
Inc.
                                                            Registration
Statement on Form F-4
                                                            Filed October 11,
2022
                                                            File No. 333-267830

       Dear Scott Sobie:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4 filed October 11, 2022

       Cover Page

   1. Please disclose on your cover page that following the business combination you will be a
                                                        "controlled company"
within the meaning of NASDAQ rules and the controlling
                                                        shareholders'
anticipated total voting power. In addition, please include appropriate risk factor disclosure.
       Certain Defined Terms, page vii

   2.                                                   Please expand the
definition of    boe    to additionally clarify the basis for converting
                                                        natural gas volumes to
equivalent barrels of oil, e.g. the number of cubic feet of natural gas per barrel of oil
equivalent. Refer to Instruction 3 to Item 1202(a)(2) of Regulation S-
                                                        K.
 Scott Sobie
FirstName  LastNameScott
Hammerhead    Energy Inc. Sobie
Comapany 7,
November   NameHammerhead
              2022            Energy Inc.
November
Page  2    7, 2022 Page 2
FirstName LastName
Summary Term Sheet, page 1

3. We note your tabular disclosure on page 4 reflects that the Riverstone Parties will own
         70,406,316 shares upon completion of the business combination. We also note that your disclosure on page 87 and in the beneficial ownership table states that the Riverstone
         Parties will own 74,754,754 New SPAC common shares upon completion of the business combination. Please revise as appropriate to clarify the reason for this apparent discrepancy.
Questions and Answers About The DCRD Shareholders' Meeting and the Business Combination
What are some of the positive and negative factors the DCRD Board and the Special Committee considered..., page 9

4.       Please revise to clarify the meaning of    meaningfully free cash
flow" positive.
Questions and Answers About the DCRD Shareholders' Meeting and the Business Combination
Q: What interests do the current officers and directors have in the Business Combination?, page
14

5. We note you disclose that the Riverstone Parties are shareholders of, and together own a controlling interest in, Hammerhead and are also affiliates of DCRD Sponsor, and
         DCRD   s chief executive officer and director, Robert Tichio, and
Jesal Shah, an employee
         of Riverstone, are also directors of Hammerhead and NewCo. Please disclose the approximate dollar value of each party's interests based on the transaction value and recent trading prices as compared to the price paid, and clarify how the board considered those conflicts in negotiating and recommending the business combination.
Conditions to Closing, page 28

6. Please revise your disclosure to clarify each condition that is subject to being waived and state which party may waive such condition.
Interests of Certain Persons in the Business Combination, page 39

7. We note that the Riverstone Parties are shareholders of, and together own a controlling
         interest in, Hammerhead and DCRD   s chief executive officer and
director, Robert Tichio,
         and Jesal Shah, an employee of Riverstone, are also directors of Hammerhead and
         NewCo. Please disclose the approximate dollar value of the Riverstone Parties interest in
         New SPAC based on the transaction value and recent trading prices as compared to the price paid.
Risk Factors, page 49

8.       We note your risk factors indicating that Hammerhead   s results of
operations and cash
         flow may be adversely impacted by supply chain disruptions, inflationary cost pressures, and/or interest rate fluctuations. As necessary, please update these risks characterized as
 Scott Sobie
FirstName  LastNameScott
Hammerhead    Energy Inc. Sobie
Comapany 7,
November   NameHammerhead
              2022            Energy Inc.
November
Page  3    7, 2022 Page 3
FirstName LastName
         potential in future amendments if these factors have impacted your operations.
9. Disclose the material risks to unaffiliated investors presented by taking
         Hammerhead public through a business combination rather than an underwritten offering.
         These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
NewCo is an "emerging growth company" and, if New SPAC takes advantage of certain exemption from disclosure requirements applicable, page 76

10. Please expand your disclosure to describe how and when a company may lose emerging growth company status and clarify whether New SPAC is unable to make use of the extended transition period for complying with new or revised accounting standards and will comply with new or revised accounting standards on or before the relevant dates on which adoption of such standards is required by the IASB. In this regard, we note your disclosure on page 319.
The DCRD Board and the Special Committee's financial advisor considered financial projections, page 79

11. Provide us with the legal basis for the stated intentions of the parties, here and elsewhere, including at page 148, to not update the disclosure regarding the prospective financial information "even in the event that any or all of the assumptions" are shown to be in
         "error." Refer generally to Item 10(b)(3)(iii) of Regulation S-K, applicable pursuant to
         General Instruction D.2 to Form F-4 and General Instruction C(e) to Form 20-F.
A significant portion of New SPAC's total outstanding shares will be restricted from immediate resale but may be sold..., page 86

12. Please revise to disclose the number of shares of common stock that will be subject to registration rights under the A&R Registration Rights Agreement.
As a "foreign private issuer" under the rules and regulations of the SEC..., page 92

13. Please revise your risk factor to identify any exemptions and scaled disclosures which overlap with those available to you as both a foreign private issuer and an emerging growth company, and to clarify that the described exemptions and scaled disclosures as a result of your status as a foreign private issuer will be available to you even if you no longer qualify as an emerging growth company.
The Business Combination
Organizational Structure, page 119

14.      Please revise your diagram illustrating the post-business combination
New
         SPAC structure to show the relative ownership of voting and economic interests of the
         Sponsor, the Public, and the Hammerhead Shareholders.
 Scott Sobie
FirstName  LastNameScott
Hammerhead    Energy Inc. Sobie
Comapany 7,
November   NameHammerhead
              2022            Energy Inc.
November
Page  4    7, 2022 Page 4
FirstName LastName
Background of the Business Combination, page 128

15. We note your disclosure that during its search process DCRD contacted or was contacted with respect to 25 initial business combination opportunities; that DCRD conducted due diligence and discussions with respect to 6 of such initial business combination candidates; and that, other than Hammerhead and two other candidates, DCRD did not proceed with and did not submit formal indications of interest and/or draft letters of intent.
         Please expand to describe the process utilized to evaluate the other initial business combination candidates and the reasons DCRD did not further consider any alternative proposal.
16. Please expand your disclosure to discuss the negotiation of key aspects of the proposed transaction, including the Hammerhead Shareholder Support Agreements, Sponsor Side
         Letter, Sponsor Support Agreement and IPO Letter Agreement Amendment, including the underlying reason for the negotiation of such agreements. Please also clarify how the parties determined the Hammerhead Common Share Exchange Ratio and the exchange ratios for the various series of the Hammerhead First Preferred
Shares.
17. With a view towards disclosure, please advise as to whether there are any material differences in the preliminary version of the Risk-Adjusted Projections that the DCRD
         Board reviewed on June 21, 2021 and those which are disclosed at page 143.
18. We note that DCRD increased its equity consideration to the Hammerhead shareholders from CAD$1.2 billion on June 14, 2022 to CAD$1.34B on July 18, 2022 and to
         CAD$1.39 billion on July 23, 2022. Discuss the basis or bases presented in support of each valuation proposed and what factors DCRD considered that led to an increase in the valuation.
DCRD Board and Special Committee's Reasons for Approving the Business Combination, page
136

19. We note your disclosure that the Special Committee was aware of the potential conflicts of interest with DCRD Sponsor and its affiliates that could arise with regard to the proposed terms of the Business Combination, and that the Special Committee considered these interests during the negotiation of the Business Combination. Expand your disclosure to clarify how the Special Committee and the DCRD Board considered such conflicts in determining to recommend the approval of the Business Combination.
Unaudited Prospective Financial and Operating Information, page 139

20. We note your disclosure cautioning investors "not to rely" on the forecasts and that
         "reliance should not be placed" on projections in making a decision regarding the
         Business Combination. While it may be appropriate to caution investors not to place undue reliance upon the prospective forecasts, it is not appropriate to tell readers to not rely upon them. Please revise your disclosures accordingly.
 Scott Sobie
FirstName  LastNameScott
Hammerhead    Energy Inc. Sobie
Comapany 7,
November   NameHammerhead
              2022            Energy Inc.
November
Page  5    7, 2022 Page 5
FirstName LastName
Opinion of Financial Advisor to the Special Committee
Fees and Expenses, page 158

21. Please revise your disclosure to quantify the specific amount of the fee payable to Duff
         & Phelps that is contingent upon the consummation of the Business Combination. Refer to
         Item 1015(b) of Regulation M-A.
Material U.S. Federal Income Tax Considerations for U.S. Holders
The Domestication and SPAC Amalgamation, page 173

22. Given counsel's opinion that each of the Domestication and SPAC Amalgamation, or both such transactions taken together, "should" qualify as an F Reorganization pursuant to Section 368(a)(l)(F) of the Code, please provide supplemental disclosure describing the degree of uncertainty.
Unaudited Pro Forma Condensed Consolidated Financial Information
Basis of Pro Forma Presentation, page 206

23. Please tell us and disclose how shares held by current Hammerhead shareholders of
         17,802,969 and shares held by the Riverstone Parties of 70,406,316 disclosed here were derived. Reconcile pro forma share ownership of Hammerhead shareholders and the
         Riverstone Parties to common shares and preferred shares issued and outstanding as of
         June 30, 2022 disclosed in Note 10. Share Capital, Page F-92
Note 3. Adjustments to Unaudited Pro Forma Condensed Consolidated Financial Information
Adjustments to Unaudited Pro Forma Condensed Consolidated Statement of Financial Position, page 214

24. Please disclose the par value of New SPAC share capital. Tell us how Adjustments B
         (C$4), F (C$9) and J (C$3) to New SPAC share capital were determined. Considering
         Adjustment J relates to redemption of shares, explain the basis for credit to New SPAC share capital of C$3. Please revise or advise.
25. We note adjustments H under both the scenarios relate to preliminary estimated expense recognized, in accordance with IFRS 2. Please provide a detailed computation of how these adjustments were derived and disclose the nature of the expense. Business of Hammerhead and Certain Information About Hammerhead
Reserves, page 247

26. Please expand the discussion of reserves to 1) describe the internal controls used by
         Hammerhead in its reserves estimation effort, 2) provide the qualifications of the technical person(s) primarily responsible for overseeing the preparation of the reserves estimates, and 3) provide a general discussion of the technologies used to establish the appropriate level of certainty for the reserves estimates from material properties included in the total reserves disclosed as of December 31, 2021. Refer to the disclosure requirements in Items
 Scott Sobie
FirstName  LastNameScott
Hammerhead    Energy Inc. Sobie
Comapany 7,
November   NameHammerhead
              2022            Energy Inc.
November
Page  6    7, 2022 Page 6
FirstName LastName
         1202(a)(7) and (a)(6) of Regulation S-K, respectively.
27. Please modify the statement indicating the oil and gas information contained in this
         section was prepared in accordance with the    US standard, Extractive
Activities-Oil and
         Gas    to clarify that the disclosures conform to the FASB Accounting
Standards
         Codification Topic 932, Extractive Activities-Oil and Gas, if true.
28. We also note disclosure that appears to indicate the proved reserves contained in this section were prepared to conform to the standards under NI 51-101. However, this appears to be inconsistent with disclosure in the reserve reports prepared by MacDaniel
         & Associates and filed as Exhibits 99.6, 99.7 and 99.8, which state the proved reserves estimates were prepared to comply with the United States Securities and Exchange
         Commission (SEC) reserves definitions, e.g. Rule 4-10(a) of Regulation S-X. Please revise your disclosure to clarify that the reserves estimates in this section comply with the definitions in Rule 4-10(a) of Regulations S-X, if true, and resolve the apparent inconsistencies in your disclosure or tell us why a revision is not needed.
Petroleum and Natural Gas Reserve Information, page 248

29. Please modify your disclosure to clarify the source of the definitions of proved oil and gas reserves, developed oil and gas reserves, and undeveloped oil and gas reserves presented under this section.
Summary of Corporate Reserves, page 249

30. Please expand the disclosure of natural gas liquids reserves and production to clarify the net quantities include immaterial amounts of condensate, if true. Refer to the disclosure requirements in Items 1202(a)(4) and 1204(a) of Regulation S-K.
31. Please expand the tabular presentation of proved reserves by individual product type to additionally disclose the net quantities of proved developed and proved undeveloped reserves at the beginning of the initial year shown in the reserves reconciliation, e.g. as of
         December 31, 2019. Refer to the disclosure requirements in FASB ASC 932-235-50-4.
32. Please expand your disclosure to provide an explanation for the significant changes that occurred in the total proved reserves for each line item shown in the reserves reconciliation, other than production, and for each of the periods presented. Your disclosure should separately identify and quantify each factor, including offsetting factors, such that the change for each line item is fully reconciled and explained.

         The disclosure relating to extensions and discoveries should address the net quantities added as the result of drilling wells that did not have any proved undeveloped reserves assigned at the beginning of the fiscal year but subsequently resulted in the addition new proved developed reserves by fiscal year end, if any, and separately the net quantities added as new proved undeveloped reserves.

         The disclosure relating to revisions in previous estimates should indicate the extent to
 Scott Sobie
FirstName  LastNameScott
Hammerhead    Energy Inc. Sobie
Comapany 7,
November   NameHammerhead
              2022            Energy Inc.
November
Page  7    7, 2022 Page 7
FirstName LastName
         which changes were caused by economic factors, such as costs and commodity prices, well performance, uneconomic proved undeveloped locations, or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to
         FASB ASC 932-235-50-5.

         This comment also applies to the disclosure of a reconciliation of the material changes in proved undeveloped reserves for the year ended December 31, 2021. Refer to Item
         1203(b) of Regulation S-K.
33. Please expand the disclosure in this section to include to address the requirements in Items
         1203(b), 1203(c) and 1203(d) of Regulation S-K relating to Hammerhead s proved undeveloped reserves for the year ended December 31, 2021. Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Petroleum and
Natural Gas Reserves, page 250

34. Please expand the discussion accompanying the presentation of the standardized measure to clarify, if true, that the future development costs used in the calculation includes the costs to settle the asset retirement obligations for each period presented. Refer to the disclosure requirements in FASB ASC 932-235-50-36.
Liabilities and Indebtedness, page 257

35. Please file as exhibits all agreements and instruments governing the 2020 Senior Notes or advise us why you do not believe you are required to do so. Refer to
Item 21 of Form F-4
         and Item 601(b)(10) of Regulation S-K.
Hammerhead Management's Discussion and Analysis of Financial Condition and Results of
Operations
Production, page 283

36. Please expand your presentation of production to additionally disclose the annual production volumes by final product sold. Furthermore, your expanded presentation should also include separate disclosure for each field that contains 15% or more of the total proved reserves for the years ended December 31, 2021 and 2020 to comply with
         Item 1204(a) of Regulation S-K and Rule 4-10(a)(15) of Regulation S-X. New Well Information, page 308

37. Please revise the presentation relating to new wells to 1) disclose the information for development wells separately from exploratory wells, 2) include the number of dry exploratory and development wells drilled, and 3) clarify the figures represent the number of net wells, if true. Refer to Item 1205 of Regulation S-K.
Land Acreage, page 310

38. Please revise your presentation to separately disclose the gross and net developed and
 Scott Sobie
FirstName  LastNameScott
Hammerhead    Energy Inc. Sobie
Comapany 7,
November   NameHammerhead
              2022            Energy Inc.
November
Page  8    7, 2022 Page 8
FirstName LastName
         undeveloped acreage amounts. Additionally, provide the expiration dates and acreage amounts for material concentrations of your undeveloped acreage. Refer to Item 1208 of
         Regulation S-K.
Hammerhead Management's Discussion and Analysis of Financial Condition and Results of
Operations
Cash flow and Long Term Liquidity, page 316

39. Please revise to provide a robust discussion describing and quantifying the specific effect of the significant drivers that contributed to the material changes in your net cash generated from operating activities for the periods presented. The disclosures should also include a discussion of the underlying reasons for material changes in operating assets and liabilities i.e. accounts receivable, accounts payable and accrued liabilities etc., that affect operating cash flows. See guidance in Section IV.B.1 of SEC Release 33-8350.
Description of New SPAC Securities
Authorized Share Capital , page 343

40. We note that the authorized share capital of New SPAC will consist of an unlimited number of New SPAC Class A Common Shares. Please provide par value of these shares if applicable.
Experts, page 384

41. Please expand or revise the disclosure as necessary to clarify that the reserves reports prepared by MacDaniel and filed as Exhibits 99.6, 99.7 and 99.8 comply with the SEC definitions in Rule 4-10(a) of Regulation S-X.
Note 9- Fair Value Measurements, page F-39

42. Change in fair value of warrant liabilities of $16,736,991 disclosed here is not consistent with the gain on fair value of derivative warrant liabilities of $9,094,491 presented on page F-23. Please revise to include consistent disclosures as appropriate.
Hammerhead Resources Inc. Consolidated Financial Statements As At and For the Year Ended
December 31, 2021
Notes to the Consolidated Financial Statements
2. Basis of Presentation, page F-47

43.      We note the discussion under the section entitled    Reserves    on
page F-48 indicates that
         Hammerhead   s reserves have been evaluated at December 31, 2021 and
2020 by
         independent third-party professional engineers in accordance with National Instrument 51-
         101 Standards for Disclosure of Oil and Gas Activities for use in the preparation of financial statements in conformity with IFRS requirements. Please expand the disclosure here or elsewhere in your filing to clarify the relationship between these estimates and estimates presented in the filing prepared in conformity with Rule 4-10(a) of Regulation
 Scott Sobie
FirstName  LastNameScott
Hammerhead    Energy Inc. Sobie
Comapany 7,
November   NameHammerhead
              2022            Energy Inc.
November
Page  9    7, 2022 Page 9
FirstName LastName
         S-X and filed as Exhibits 99.6, 99.7 and 99.8.
44. Please disclose the information prescribed by FASB ASC 932-235-50-4, 50-5, 50-30, 50-
         31 and 50-35 for the years ended December 31, 2021 and 2020, to comply with Item 17(b)
         and Instructions 1 and 2 to Item 18 of Form 20-F, applicable via Items
D.2 and 14(h) of
         Form F-4. Please refer to the examples in FASB ASC 932-235-55-2, 55-6, and 55-7 in formulating your disclosures.
Exhibits

45. The reserve reports filed as Exhibits 99.6, 99.7 and 99.8 do not appear to address all of the requirements pursuant to Item 1202(a)(8) of Regulation S-K. Please obtain and file revised reserve reports to address the following points and the additional comments relating to disclosure shown below.

                The report should include a statement that the assumptions, data, methods, and procedures are appropriate for the purpose served by the report (Item 1202(a)(8)(iv)).

                The report should specify the initial benchmark and the average realized prices after adjustments for location and quality differentials, by individual product type, for the reserves included in the report as part of the discussion of the economic assumptions
              (Item 1202(a)(8)(v)).

                The report should include a discussion of the possible effects of regulation on the ability of the registrant to recover the estimated reserves (Item 1202(a)(8)(vi)).

                The report should include a discussion regarding the inherent uncertainties of reserves estimates (Item 1202(a)(8)(vii)).

                The report should include a statement that the third party used all methods and procedures as it considered necessary under the circumstances to prepare the report
              (Item 1202(a)(8)(viii)).
46. We note a statement in the Covering Letter that the reserves estimates presented in the report were prepared on the basis of an overall evaluation of the reserves and that individual property reserves estimates may not reflect the same confidence level as required by the reserves definitions for the overall group of properties. Please tell us if the reserves estimates for all properties evaluated in the report meet the requirements for reasonable certainty in Rule 4-10(a)(24) of Regulation S-X. If not, explain to us in reasonable detail why these reserves are considered to be proved reserves pursuant to Rule
         4-10(a)(22) of Regulation S-X.
47. We also note a statement in the Covering Letter that the report was prepared for the exclusive use of Hammerhead Resources Inc. and is not to be reproduced, distributed or made available, in whole or in part, to any person, company or organization other than
         Hammerhead Resources Inc. without the knowledge and consent of
McDaniel
 Scott Sobie
FirstName  LastNameScott
Hammerhead   Energy Inc. Sobie
Comapany 7,
November   NameHammerhead
             2022            Energy Inc.
November
Page  10 7, 2022 Page 10
FirstName LastName
         & Associates Consultants Ltd. Since the report is included in, and required as part of, a filing made with the United States Securities and Exchange Commission pursuant to Item
         1202(a)(8) of Regulation S-K, please file a revised report to remove language that limits the distribution of the report to an exclusive audience.
48.      We note the section of the report entitled    Net Present Value
Estimates    includes a
         description of the future abandonment, decommissioning and reclamation
(   ADR   ) costs.
         Please expand the discussion to additionally clarify that the ADR costs related to the proved undeveloped reserves presented in the report have been included. If these costs have been excluded, please file a revised report to include these costs as part of the evaluation.

49. Please expand the discussion under the section of the report entitled Net Present Value
         Estimates    to clarify the information relating to such estimates
presented in the report
         have been prepared in accordance with paragraphs 235-50-30 and 50-31 of the FASB
         Accounting Standards Codification Topic 932, Extractive Activities-Oil and Gas, if true.
General

50. Please revise to disclose the business and strategic rationale for the Sponsor Side
         Letter and how the initial transfer and any subsequent transactions contemplated in the
         Sponsor Side Letter will impact the post-combination company.
51. Please present as a binding proposal the approval of New SPAC's Closing Articles. In addition, please present each provision of New SPAC's Closing Articles that represents a material change to the rights of DCRDs shareholders as a separate proposal so that shareholders have an opportunity to express their view separately on material provisions that will establish their substantive rights as shareholders. Consider Rule 14a-4(a)(3) of
         Regulation 14A and Question 101.02 to Exchange Act Rule 14a-4(a)(3) Questions and
         Answers of General Applicability (Unbundling under Rule 14a-4(a)(3) Generally).
52. We note that certain shareholders have agreed to waive their redemption rights. Please describe any consideration provided in exchange for these agreements.
53. Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
54. With a view toward disclosure, please tell us whether DCRD's sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination should the transaction be subject to review by a
         U.S. government entity, such as the Committee on Foreign Investment in the United
         States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary
 Scott Sobie
Hammerhead Energy Inc.
November 7, 2022
Page 11
      for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate.
      Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       For questions regarding comments on engineering matters, you may contact John
Hodgin, Petroleum Engineer, at (202) 551-3699. You may contact Joanna Lam,
Staff
Accountant, at (202) 551-3476 or Raj Rajan, Staff Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact
Liz Packebusch, Staff Attorney, at (202) 551-8749 or Karina Dorin, Staff Attorney, at (202) 551-
3763 with any other questions.



                                                           Sincerely,
FirstName LastNameScott Sobie
                                                           Division of
Corporation Finance
Comapany NameHammerhead Energy Inc.
                                                           Office of Energy &
Transportation
November 7, 2022 Page 11
cc:       Lindsay Cox
FirstName LastName